1. Election of Directors: FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 5. Paul Raymond 2. André P. Brosseau 6. Ghyslain Rivard 3. Ines Gbegan 7. C. Lee Thomas 4. Lucie Martel 8. Pierre Turcotte 2. Appointment of the Auditor: FOR WITHHOLD To appoint KPMG LLP as auditor of the Company for the fiscal year ending March 31, 2027 and authorize the Board to fix their compensation. Form of Proxy I/We, being holder(s) of Class A subordinate voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or: _____________________________________________________________________________________________ Print the name of the person you wish to appoint if this person is someone else than the persons listed above as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as my/our proxyholder sees fit) on all the matters outlined below and any other matter that may properly come before the annual general meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on Wednesday, September 9, 2026, in a virtual format via a live audio webcast online at https://meetings.lumiconnect.com/400-133-563-744 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution. IMPORTANT NOTES FOR SHAREHOLDERS WHO WISH TO APPOINT SOMEONE OTHER THAN THE PERSONS NAMED BY MANAGEMENT AS THEIR PROXYHOLDER: If you wish to appoint someone other than the directors named by management on this form of proxy as your proxyholder to attend and vote on your behalf at the Meeting, (i) YOU MUST return your form of proxy by mail, fax or email or submit your appointment to TSX Trust Company (“TSX Trust”) using the internet and (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at www.tsxtrust.com/control-number- request or call TSX Trust at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting) to register your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. Such 13-digit proxyholder control number will differ from the control number set forth on this form of proxy. As it is not possible to appoint someone else than the two directors named by management on this form of proxy by telephone, voting by telephone is not recommended. The proxyholder control number your proxyholder will receive will allow your proxyholder to log in to and vote at the Meeting. Without a proxyholder control number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions at the Meeting and your voting rights will not be exercised as your proxyholder must attend the Meeting for them to be exercised. The control number appearing on this form of proxy is NOT a proxyholder control number and may therefore not be used by your proxyholder to attend and vote at the Meeting on your behalf under your proxyholder’s name. CARY, NC 2 VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen. Under Canadian securities laws, you are entitled to receive certain financial documents of the Company. If you wish to receive such documents, please tick the applicable boxes below. You may also go to TSX Trust’s website at services.tsxtrust.com/financialstatements and input code 0417a.  I/We would like to receive the Company’s quarterly financial statements and the related management’s discussion and analysis  I/We would like to receive the Company’s annual financial statements and the related management’s discussion and analysis I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, the shares’ voting rights represented by this form of proxy will be voted as recommended by management or, if you appoint someone else as your proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize my/our proxyholder to vote as such proxyholder sees fit. _______________________________________________________ ____________________________________________________ Signature(s) Date Please see reverse for instructions. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed by management. All proxies must be received by TSX Trust Company by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting).

Form of Proxy – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 9, 2026 (the “Meeting”) This form of proxy is solicited by and on behalf of management. Notes 1. As a registered shareholder, for your shares’ voting rights to be exercised at the Meeting, it is necessary that you either attend the Meeting yourself or appoint a proxyholder to represent you. If you decide to appoint a proxyholder to represent you at the Meeting and vote on your behalf, you may either (i) appoint the persons named by management and whose names appear on this form of proxy (by leaving the appointment space at the top of the reverse blank) or (ii) appoint someone else (by writing such person’s name in the appointment space at the top of the reverse). Shareholders have the right to appoint the person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you appoint someone else than the persons named by management, you should, however, ensure that such person attends the Meeting using a proxyholder control number at the time of the Meeting, otherwise, your voting rights will not be exercised. Please refer to the reverse side for more information on the procedure to obtain a proxyholder control number. It is recommended to vote by proxy prior to the Meeting even if you intend to attend the Meeting, to make sure your shares’ voting rights are exercised, should you be unable to attend the Meeting for any reason. 2. The shares’ voting rights represented by this proxy will be voted as instructed by you. If, however, instructions are not made in respect of any matter, the shares’ voting rights will be voted as recommended by management, if the persons named by management are appointed as proxyholder, or, if they are not, as your proxyholder sees fit. This form of proxy also confers discretionary authority to the proxyholder to vote as such person sees fit in respect of any amendments to matters identified in the notice of meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof. Unless prohibited by law, your proxyholder will have full authority to vote on all matters that are presented at the Meeting and which are not set out in this form of proxy or in the management information circular. Please consult a legal advisor if you wish to modify the authority of your proxyholder in any way. 3. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or representative must sign and indicate their signing capacity. The signatory may be requested to provide proof of signing authority. 4. This form of proxy should be read in conjunction with the management information circular and other Meeting materials. All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026. If the Meeting is adjourned or postponed, proxies must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting. How to Vote INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone. To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this form of proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 1-416-607-7964 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a shareholder may appoint a person other than the persons named by management as their proxyholders. If you wish to receive investor documents electronically in the future, please visit services.tsxtrust.com/edelivery to enrol.

1. Election of Directors: FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 5. Paul Raymond 2. André P. Brosseau 6. Ghyslain Rivard 3. Ines Gbegan 7. C. Lee Thomas 4. Lucie Martel 8. Pierre Turcotte 2. Appointment of the Auditor: FOR WITHHOLD To appoint KPMG LLP as auditor of the Company for the fiscal year ending March 31, 2027 and authorize the Board to fix their compensation. Form of Proxy I/We, being holder(s) of Class B multiple voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or: _____________________________________________________________________________________________ Print the name of the person you wish to appoint if this person is someone else than the persons listed above as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as my/our proxyholder sees fit) on all the matters outlined below and any other matter that may properly come before the annual general meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on Wednesday, September 9, 2026, in a virtual format via a live audio webcast online at https://meetings.lumiconnect.com/400-133-563-744 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution. IMPORTANT NOTES FOR SHAREHOLDERS WHO WISH TO APPOINT SOMEONE OTHER THAN THE PERSONS NAMED BY MANAGEMENT AS THEIR PROXYHOLDER: If you wish to appoint someone other than the directors named by management on this form of proxy as your proxyholder to attend and vote on your behalf at the Meeting, (i) YOU MUST return your form of proxy by mail, fax or email or submit your appointment to TSX Trust Company (“TSX Trust”) using the internet and (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at www.tsxtrust.com/control-number- request or call TSX Trust at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting) to register your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. Such 13-digit proxyholder control number will differ from the control number set forth on this form of proxy. As it is not possible to appoint someone else than the two directors named by management on this form of proxy by telephone, voting by telephone is not recommended. The proxyholder control number your proxyholder will receive will allow your proxyholder to log in to and vote at the Meeting. Without a proxyholder control number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions at the Meeting and your voting rights will not be exercised as your proxyholder must attend the Meeting for them to be exercised. The control number appearing on this form of proxy is NOT a proxyholder control number and may therefore not be used by your proxyholder to attend and vote at the Meeting on your behalf under your proxyholder’s name. CARY, NC 2 VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen. Under Canadian securities laws, you are entitled to receive certain financial documents of the Company. If you wish to receive such documents, please tick the applicable boxes below. You may also go to TSX Trust’s website at services.tsxtrust.com/financialstatements and input code 0417a.  I/We would like to receive the Company’s quarterly financial statements and the related management’s discussion and analysis  I/We would like to receive the Company’s annual financial statements and the related management’s discussion and analysis I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, the shares’ voting rights represented by this form of proxy will be voted as recommended by management or, if you appoint someone else as your proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize my/our proxyholder to vote as such proxyholder sees fit. _______________________________________________________ ____________________________________________________ Signature(s) Date Please see reverse for instructions. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed by management. All proxies must be received by TSX Trust Company by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting).

Form of Proxy – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 9, 2026 (the “Meeting”) This form of proxy is solicited by and on behalf of management. Notes 1. As a registered shareholder, for your shares’ voting rights to be exercised at the Meeting, it is necessary that you either attend the Meeting yourself or appoint a proxyholder to represent you. If you decide to appoint a proxyholder to represent you at the Meeting and vote on your behalf, you may either (i) appoint the persons named by management and whose names appear on this form of proxy (by leaving the appointment space at the top of the reverse blank) or (ii) appoint someone else (by writing such person’s name in the appointment space at the top of the reverse). Shareholders have the right to appoint the person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you appoint someone else than the persons named by management, you should, however, ensure that such person attends the Meeting using a proxyholder control number at the time of the Meeting, otherwise, your voting rights will not be exercised. Please refer to the reverse side for more information on the procedure to obtain a proxyholder control number. It is recommended to vote by proxy prior to the Meeting even if you intend to attend the Meeting, to make sure your shares’ voting rights are exercised, should you be unable to attend the Meeting for any reason. 2. The shares’ voting rights represented by this proxy will be voted as instructed by you. If, however, instructions are not made in respect of any matter, the shares’ voting rights will be voted as recommended by management, if the persons named by management are appointed as proxyholder, or, if they are not, as your proxyholder sees fit. This form of proxy also confers discretionary authority to the proxyholder to vote as such person sees fit in respect of any amendments to matters identified in the notice of meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof. Unless prohibited by law, your proxyholder will have full authority to vote on all matters that are presented at the Meeting and which are not set out in this form of proxy or in the management information circular. Please consult a legal advisor if you wish to modify the authority of your proxyholder in any way. 3. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or representative must sign and indicate their signing capacity. The signatory may be requested to provide proof of signing authority. 4. This form of proxy should be read in conjunction with the management information circular and other Meeting materials. All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026. If the Meeting is adjourned or postponed, proxies must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting. How to Vote INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone. To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this form of proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 1-416-607-7964 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a shareholder may appoint a person other than the persons named by management as their proxyholders. If you wish to receive investor documents electronically in the future, please visit services.tsxtrust.com/edelivery to enrol.

Voting Instruction Form I/We, being holder(s) of Class A subordinate voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or: ___________________________________________________________________________________________________________ To attend the meeting or to appoint someone to attend it on your behalf, please print your name or the name of such other person here as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as my/our proxyholder sees fit) on all the matters outlined below and any other matter that may properly come before the annual general meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on Wednesday, September 9, 2026, in a virtual format via a live audio webcast online at https://meetings.lumiconnect.com/400-133-563-744 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution. IMPORTANT NOTES FOR SHAREHOLDERS WHO WISH TO ATTEND THE MEETING OR APPOINT SOMEONE OTHER THAN THE PERSONS NAMED BY MANAGEMENT AS THEIR PROXYHOLDER: If you wish to attend the Meeting, you MUST appoint yourself as your proxyholder. If you decide to appoint yourself or someone other than the two directors named by management on this voting instruction form (“VIF”) as your proxyholder to attend and vote at the Meeting, (i) YOU MUST return your VIF by mail, fax or email or submit your appointment and voting instructions using the internet AND (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at www.tsxtrust.com/control-number-request or call TSX Trust Company (“TSX Trust”) at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting) to register yourself or your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. As it is not possible to appoint a person other than the two directors named by management on this VIF by telephone, voting by telephone is not recommended. The proxyholder control number you or your proxyholder will receive via email will allow you or your proxyholder to attend and vote at the Meeting. Without such proxyholder control number, you or your proxyholder will only be able to attend the Meeting as a guest and will not be able to vote or ask questions and your voting rights will not be exercised as a proxyholder must attend the Meeting for them to be exercised. The control number appearing on this VIF is NOT a proxyholder control number and may therefore not be used by you or your proxyholder to attend and vote at the Meeting. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen. 1. Election of Directors: FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 5. Paul Raymond 2. André P. Brosseau 6. Ghyslain Rivard 3. Ines Gbegan 7. C. Lee Thomas 4. Lucie Martel 8. Pierre Turcotte 2. Appointment of the Auditor: FOR WITHHOLD To appoint KPMG LLP as auditor of the Company for the fiscal year ending March 31, 2027 and authorize the Board to fix their compensation. Under Canadian securities laws, you are entitled to receive certain financial documents of the Company. If you wish to receive such documents, please tick the applicable boxes below. You may also go to TSX Trust’s website at services.tsxtrust.com/financialstatements and input code 0417a.  I/we would like to receive the Company’s quarterly financial statements and the related management’s discussion and analysis  I/we would like to receive the Company’s annual financial statements and the related management’s discussion and analysis I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any voting instructions previously given with respect to the Meeting. If no voting instructions are indicated above, the shares’ voting rights represented by this VIF will be voted as recommended by management or, if you appoint someone else as your proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize my/our proxyholder to vote as such proxyholder sees fit. _______________________________________________________ ____________________________________________________ Signature(s) Date Please see reverse for instructions. If this VIF is not dated, it will be deemed to bear the date on which it was mailed by management. All VIFs must be received by TSX Trust Company by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting).

Voting Instruction Form (“VIF”) – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 9, 2026 (the “Meeting”) This VIF is solicited by and on behalf of management. Notes 1. The enclosed proxy-related materials are being sent to you in connection with the Meeting of the Company, of which you hold shares through an intermediary. 2. As you hold shares through an intermediary and not directly in your name, you are a non-registered shareholder. As such, for your shares to be voted at the Meeting, it is necessary that you appoint a proxyholder – even if you wish to attend the Meeting yourself. To appoint a proxyholder, you can either (i) appoint the persons named by management on this VIF for them to represent you at the Meeting and vote on your behalf (by leaving the appointment space at the top of the reverse blank) or (ii) appoint yourself or someone else to attend and vote at the Meeting (by writing your name or such other person’s name in the appointment space at the top of the reverse). Shareholders have the right to appoint the person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting and any adjournment or postponement thereof. If you wish to attend the Meeting and vote yourself, please write your name. Your intermediary is prohibited from voting your shares on any of the matters to be acted upon at the Meeting. If you appoint someone else than the persons named by management, you should ensure that such person attends the Meeting using a proxyholder control number at the time of the Meeting, otherwise, your voting rights will not be exercised. 3. The shares’ voting rights represented by this VIF will be voted as instructed by you. If, however, instructions are not given in respect of any matter, the shares’ voting rights represented by this VIF will be voted as recommended by management, if the persons named by management are appointed as your proxyholder, or, if they are not, as such other proxyholder sees fit. This VIF also confers discretionary authority to the proxyholder to vote as such person sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment thereof. Unless prohibited by law, your proxyholder will have full authority to vote on all matters that are presented at the Meeting and which are not set out in this VIF or in the management information circular. Please consult a legal advisor if you wish to modify the authority of your proxyholder in any way. 4. By providing voting instructions, you are acknowledging that you are the beneficial owner of, and are entitled to direct the voting of, the shares represented by this VIF. 5. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign this VIF. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or representative must sign this VIF and indicate their signing capacity. The signatory may be requested to provide proof of signing authority. 6. If you have any questions regarding the enclosed documents or require assistance, please contact a registered representative at the intermediary who services your account or TSX Trust at 1-800-387-0825 or by email at shareholderinquiries@tmx.com. 7. This VIF should be read in conjunction with the management information circular and other Meeting materials. All voting instruction forms must be received by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026. If the Meeting is adjourned or postponed, voting instruction forms must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting. How to Vote INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone. To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this VIF. MAIL, FAX OR EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your VIF to 1-416-607-7964 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the proxyholders named on the reverse of this VIF.

Voting Instruction Form I/We, being holder(s) of Class B multiple voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or: ___________________________________________________________________________________________________________ To attend the meeting or to appoint someone to attend it on your behalf, please print your name or the name of such other person here as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as my/our proxyholder sees fit) on all the matters outlined below and any other matter that may properly come before the annual general meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on Wednesday, September 9, 2026, in a virtual format via a live audio webcast online at https://meetings.lumiconnect.com/400-133-563-744 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution. IMPORTANT NOTES FOR SHAREHOLDERS WHO WISH TO ATTEND THE MEETING OR APPOINT SOMEONE OTHER THAN THE PERSONS NAMED BY MANAGEMENT AS THEIR PROXYHOLDER: If you wish to attend the Meeting, you MUST appoint yourself as your proxyholder. If you decide to appoint yourself or someone other than the two directors named by management on this voting instruction form (“VIF”) as your proxyholder to attend and vote at the Meeting, (i) YOU MUST return your VIF by mail, fax or email or submit your appointment and voting instructions using the internet AND (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at www.tsxtrust.com/control-number-request or call TSX Trust Company (“TSX Trust”) at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting) to register yourself or your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. As it is not possible to appoint a person other than the two directors named by management on this VIF by telephone, voting by telephone is not recommended. The proxyholder control number you or your proxyholder will receive via email will allow you or your proxyholder to attend and vote at the Meeting. Without such proxyholder control number, you or your proxyholder will only be able to attend the Meeting as a guest and will not be able to vote or ask questions and your voting rights will not be exercised as a proxyholder must attend the Meeting for them to be exercised. The control number appearing on this VIF is NOT a proxyholder control number and may therefore not be used by you or your proxyholder to attend and vote at the Meeting. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen. 1. Election of Directors: FOR WITHHOLD FOR WITHHOLD 1. Dana Ades-Landy 5. Paul Raymond 2. André P. Brosseau 6. Ghyslain Rivard 3. Ines Gbegan 7. C. Lee Thomas 4. Lucie Martel 8. Pierre Turcotte 2. Appointment of the Auditor: FOR WITHHOLD To appoint KPMG LLP as auditor of the Company for the fiscal year ending March 31, 2027 and authorize the Board to fix their compensation. Under Canadian securities laws, you are entitled to receive certain financial documents of the Company. If you wish to receive such documents, please tick the applicable boxes below. You may also go to TSX Trust’s website at services.tsxtrust.com/financialstatements and input code 0417a.  I/we would like to receive the Company’s quarterly financial statements and the related management’s discussion and analysis  I/we would like to receive the Company’s annual financial statements and the related management’s discussion and analysis I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any voting instructions previously given with respect to the Meeting. If no voting instructions are indicated above, the shares’ voting rights represented by this VIF will be voted as recommended by management or, if you appoint someone else as your proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize my/our proxyholder to vote as such proxyholder sees fit. _______________________________________________________ ____________________________________________________ Signature(s) Date Please see reverse for instructions. If this VIF is not dated, it will be deemed to bear the date on which it was mailed by management. All VIFs must be received by TSX Trust Company by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting).

Voting Instruction Form (“VIF”) – Annual General Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 9, 2026 (the “Meeting”) This VIF is solicited by and on behalf of management. Notes 1. The enclosed proxy-related materials are being sent to you in connection with the Meeting of the Company, of which you hold shares through an intermediary. 2. As you hold shares through an intermediary and not directly in your name, you are a non-registered shareholder. As such, for your shares to be voted at the Meeting, it is necessary that you appoint a proxyholder – even if you wish to attend the Meeting yourself. To appoint a proxyholder, you can either (i) appoint the persons named by management on this VIF for them to represent you at the Meeting and vote on your behalf (by leaving the appointment space at the top of the reverse blank) or (ii) appoint yourself or someone else to attend and vote at the Meeting (by writing your name or such other person’s name in the appointment space at the top of the reverse). Shareholders have the right to appoint the person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting and any adjournment or postponement thereof. If you wish to attend the Meeting and vote yourself, please write your name. Your intermediary is prohibited from voting your shares on any of the matters to be acted upon at the Meeting. If you appoint someone else than the persons named by management, you should ensure that such person attends the Meeting using a proxyholder control number at the time of the Meeting, otherwise, your voting rights will not be exercised. 3. The shares’ voting rights represented by this VIF will be voted as instructed by you. If, however, instructions are not given in respect of any matter, the shares’ voting rights represented by this VIF will be voted as recommended by management, if the persons named by management are appointed as your proxyholder, or, if they are not, as such other proxyholder sees fit. This VIF also confers discretionary authority to the proxyholder to vote as such person sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment thereof. Unless prohibited by law, your proxyholder will have full authority to vote on all matters that are presented at the Meeting and which are not set out in this VIF or in the management information circular. Please consult a legal advisor if you wish to modify the authority of your proxyholder in any way. 4. By providing voting instructions, you are acknowledging that you are the beneficial owner of, and are entitled to direct the voting of, the shares represented by this VIF. 5. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign this VIF. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or representative must sign this VIF and indicate their signing capacity. The signatory may be requested to provide proof of signing authority. 6. If you have any questions regarding the enclosed documents or require assistance, please contact a registered representative at the intermediary who services your account or TSX Trust at 1-800-387-0825 or by email at shareholderinquiries@tmx.com. 7. This VIF should be read in conjunction with the management information circular and other Meeting materials. All voting instruction forms must be received by 10:00 a.m. (Eastern Daylight Time) on September 4, 2026. If the Meeting is adjourned or postponed, voting instruction forms must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting. How to Vote INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone. To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this VIF. MAIL, FAX OR EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your VIF to 1-416-607-7964 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the proxyholders named on the reverse of this VIF.